December 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4628

Attention: H. Roger Schwall

    Assistant Director, Division of Corporation Finance

Re:	Post Holdings, Inc.

Registration Statement on Form 10

Filed September 26, 2011

File No. 1-35305

Dear Mr. Schwall:

I am writing this letter on behalf of Post Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated December 8, 2011 regarding the above-referenced registration statement filed by the Company. We plan to file Pre-Effective Amendment No. 1 to Registration Statement on Form 10 (the “Amendment”) in the coming weeks. As discussed with members of the Staff, we are providing this letter to address the Staff’s comments as promptly as possible and describe how we intend to revise our disclosure in response thereto.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Registration Statement on Form 10-12B

General

1. We remind you of the need to provide missing information in the filing and to file all omitted exhibits, as we noted in prior comments 3 and 4 from our letter to you dated October 24, 2011. Ensure that you allow sufficient time for the staff to review the materials once they are filed.

Response: The Company acknowledges the Staff’s comment and undertakes to file all exhibits, including any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, once available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Critical Accounting Policies and Estimates, page 56

Mr. H. Roger Schwall

December 16, 2011

2. We note you intend to disclose in the amendment to your Form 10, the goodwill and indefinite lived intangible asset impairment resulting from the impairment analysis performed as of September 30, 2011. Along with these disclosures, please also provide the following:

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: The Company will revise its disclosures to address the Staff’s comment in substantially the form attached as Exhibit A-2.

Note 2 Summary of Significant Accounting Policies, page F-7

Cost of Sales, page F-10

3. We note your response to prior comment 14 which indicates that you make payments to customers for the costs of store circulars. Please clarify how you analyzed such transactions under ASC 605-50-45-2 through 45-5. Also, refer to Example 3 in ASC 605-50-55-13 through 55-15.

Response: The Company makes payments to certain customers (resellers) to promote our products in their stores through temporary price reductions (buydowns) and displaying our products in their in-store circulars or advertisements along with other products. The customer generally receives the combination of a discount on the promoted product (on a per item basis) and a lump sum payment for including our product in their in-store circulars and advertisements. The Company’s current policy is to record these transactions as a reduction in revenue. Based on 605-50-45-4, we believe that the discount portion of the transaction is properly recorded as a reduction in revenue, as the discount represents a “buydown” to lower prices to our customer with the intent of lowering the price to the end consumer. However, the lump sum payment for advertising, which is less than $2 million annually (approximately .5% of our total fiscal 2011 trade allowances), should be recorded as an expense per ASC 605-50-45-2, as the amount is separable and provides the Company with an identifiable benefit for which the fair value is reasonably estimable. We will adjust our policy regarding lump sum payments for in store circulars and advertisements on a prospective basis to record the lump sum portion of the allowance as an expense.

Note 10 Derivative Financial Instruments and Hedging, page F-15

4. We note from your response to prior comment 15 that you have not recognized derivative instruments in your statement of financial position as you were not legally party to any derivative instruments. However, we understand that you have recognized the effects of settling the derivative instruments; and that you will continue to do so until the spin-off occurs. In other words, your accounting indicates that you are subject to the economic exposure or benefit of these instruments. If this is correct, please tell us how this arrangement is being reflected in your statement of financial position. For derivative instruments entered into and held by Ralcorp on your behalf, it appears you would need to disclose the values of the derivative assets and liabilities as of each balance sheet date.

Mr. H. Roger Schwall

December 16, 2011

Response: Ralcorp manages commodity price risks on an entity-wide basis through a centralized procurement function. Commodity contracts (options, futures and swaps) are entered into by Ralcorp to hedge commodity usage across all of its business units, including Post. Ralcorp’s centralized procurement function assesses needs and risks across all of its businesses, enters into derivative contracts with the intent to hedge the risk of future commodity fluctuations, and applies hedge accounting where appropriate. Each derivative contract generally covers multiple business units (and multiple reporting segments) for a single commodity. For example, Ralcorp may enter into a single corn derivative contract that covers usage for its Branded Cereal Products segment, the Other Cereal Products segment, and possibly other segments, as Ralcorp typically has common commodity needs across many of its plant locations.

Because each commodity contract typically covers multiple plant (and segment) locations and the legal owner of the contracts is Ralcorp, the derivative assets and liabilities are not recorded on the balance sheets of the individual business units. Accordingly, these derivative assets and liabilities have not been allocated to Post’s carved out balance sheet. However, the income statement effects of Ralcorp’s derivative contracts are allocated from Ralcorp to the individual business units (including Post) via intercompany accounts (included in net investment of Ralcorp in the separate financial statements for Post) when the commodity is received by the plant.

Based on the fact that Ralcorp’s commodity contracts are for the benefit of multiple plant locations (including non-Post related facilities) and that Ralcorp is the legal owner of the contracts, we believe it is most appropriate to exclude the derivatives from Post’s stand alone balance sheet. However, we will revise our disclosure as outlined in Exhibit B-4 to provide the estimated fair value of derivative contracts which are held by Ralcorp for the benefit of Post (which was approximately $10 million as of September 30, 2011). Also, please see our response to comment 5 below, which describes how we plan to address Post’s open derivative positions at separation.

5. Upon completion of the separation agreement with Ralcorp, please tell us and disclose how the derivative instruments entered into on your behalf will be disposed. If the amounts will be conveyed to you, we expect these would need to be apparent in your historic financial statements or shown as an adjustment in your pro forma financial statements if you have a viable argument for non-recognition in advance. If the instruments will be financially settled between you and Ralcorp, tell us the expected amount to be paid.

Response: Ralcorp plans to settle all open commodity contract positions applicable to Post prior to completion of the spin-off from Ralcorp, and has no plan to convey derivative contracts to Post. For derivative contracts closed but not yet distributed (i.e., awaiting commodity delivery to the plant), we intend to settle these gain/loss positions with Ralcorp at or after separation. Although we cannot currently determine the amount to be paid, we estimate the amount of net loss applicable to Post was approximately $5.6 million as of September 30, 2011. We have not included a pro forma adjustment related to this amount because the effect would be insignificant.

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall

December 16, 2011

I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact Tom Granneman via telephone at (314) 877-7730 or me via telephone at (314) 877-7125 or either of us via facsimile at (314) 877-7748.

Sincerely,

/s/ Gregory A. Billhartz Gregory A. Billhartz Secretary

cc:	Mark Wojciechowski

John Cannarella

Norman von Holtzendorff

Timothy S. Levenberg

        U.S. Securities and Exchange Commission

Thomas G. Granneman

Exhibit A-2

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We review long-lived assets, including leasehold improvements, property and equipment, and amortized intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Trademarks with indefinite lives are reviewed for impairment during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate the trademark may be impaired. The trademark impairment tests require us to estimate the fair value of the trademark and compare it to its carrying value. The estimated fair value is determined using an income-based approach (the relief-from-royalty method), which requires significant assumptions for each brand, including estimates regarding future revenue growth, discount rates, and appropriate royalty rates. In our recent tests, we assumed discount rates of 9% and royalty rates ranging from 0% to 8% based on consideration of several factors for each brand, including profit levels, research of external royalty rates by third party experts, and the relative importance of each brand to the Company. Revenue growth assumptions are based on historical trends and management’s expectations for future growth by brand. The discount rate is based on industry market data of similar companies, and includes factors such as the weighted average cost of capital, internal rate of return, and weighted average return on assets. The failure in the future to achieve revenue growth rates, an increase in the discount rate, or a significant change in the trademark profitability and corresponding royalty rate assumed would likely result in the recognition of a trademark impairment loss.

In June 2011, a trademark impairment loss of $32.1 million was recognized related to the Post Shredded Wheat and Grape-Nuts trademarks based on reassessments triggered by the announced separation of Post from Ralcorp. The trademark impairment was due to reductions in anticipated future sales as a result of competition, lack of consumer response to advertising and promotions for these brands, and further reallocations of advertising and promotion expenditures to higher-return brands. These factors, particularly the lower than expected revenues during 2011 and further declines in market share, led us to lower royalty rates for both the Shredded Wheat and Grape-Nuts brands as well as further reduce future sales growth rates, resulting in a partial impairment of both brands.

Based upon a preliminary review of the Post business conducted by the newly appointed Post management team in October, sales declines in the fourth quarter and continuing into October, and weakness in the branded ready-to-eat cereal category and the broader economy, management determined that additional strategic steps were needed to stabilize the business and the competitive position of its brands. The impact of these steps was a reduction of expected net sales growth rates and profitability of certain brands in the near term. Consequently, an additional trademark impairment loss of $106.6 million was recognized in the quarter ended September 30, 2011, primarily related to the Honey Bunches of Oats, Post Selects, and Post trademarks. Holding all other assumptions constant, if the discount rate had been one-quarter percentage point higher, if the sales growth rates for each period had been one-quarter percentage point lower, or if the royalty rates had been one-quarter percentage point lower, the impairment of all indefinite-lived trademarks at September 30, 2011 would have been $22 million to $53 million higher. Excluding the five brands with related impairment charges in September 2011, each of our other material indefinite-lived trademarks had estimated fair values which exceeded their carrying values by at least 10% with the exception of the Grape-Nuts trademark which had an estimated fair value approximately equal to its carrying value.

As noted above, assessing the fair value of our indefinite lived trademarks includes, among other things, making key assumptions for estimating revenue growth rates and profitability (and corresponding royalty rates) by brand. These assumptions are subject to a high degree of judgment and complexity. We make every effort to estimate revenue growth rates and profitability by brand as accurately as possible with the information available at the time the forecast is developed. However, changes in the assumptions and estimates may affect the estimated fair value of the individual trademark, and could result in additional impairment charges in future periods. Factors that have the potential to create variances in the estimated fair value of each trademark include but are not limited to (i) fluctuations in forecasted sales volumes, which can be driven by multiple external factors affecting demand, including macroeconomic factors, competitive dynamics in the ready-to-eat cereal category, changes in consumer preferences, and consumer responsiveness to our promotional and advertising activities; (ii) product costs, particularly commodities such as wheat, corn, rice, sugar, nuts, oats, corrugated packaging and diesel, and other production costs which could negatively impact profitability and corresponding royalty rate; and (iii) interest rate fluctuations and the overall impact of these changes on the appropriate discount rate.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. In the fourth quarter of fiscal 2011, we early adopted ASU No. 2011-8 “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” We conduct a goodwill impairment qualitative assessment during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment qualitative assessment requires us to perform an assessment to determine if it is more likely than not that the fair value of the business is less than its carrying amount. The qualitative assessment considers various factors, including the macroeconomic environment, industry and market specific conditions, financial performance, cost impacts, and issues or events specific to the business. If adverse qualitative trends are identified that could negatively impact the fair value of the business, we perform a “step one” goodwill impairment test. The “step one” goodwill impairment test requires us to estimate the fair value of our business and certain assets and liabilities. The estimated fair value was determined using a combined income and market approach with a greater weighting on the income approach (75% of the calculation). The income approach is based on discounted future cash flows and requires significant assumptions, including estimates regarding future revenue, profitability, and capital requirements. The market approach (25% of the calculation) is based on a market multiple (revenue and EBITDA , which stands for earnings before interest, income taxes, depreciation, and amortization) and requires an estimate of appropriate multiples based on market data.

As a result of the announcement on July 14, 2011 that the board of directors had approved an agreement in principal to separate Post and Ralcorp in a tax-free spin-off to Ralcorp shareholders, we initiated and completed impairment tests on Post intangible assets earlier than our normal (fourth quarter) annual testing process would require. While two Post trademarks were impaired as a result of a reduction in revenue growth rates for those brands as described above, our goodwill was not impaired because the estimated fair value of the business exceeded its carrying value by approximately 5%.

In late September and October 2011, a new management team was named at Post (including William Stiritz as Chief Executive Officer, Robert Vitale as Chief Financial Officer, and James Holbrook as Executive Vice President of Marketing) in advance of the anticipated spin-off of the business from Ralcorp. The new management team conducted an extensive business review of Post during this time.

The revised business outlook of the new Post management team (as described in the discussion of the trademark impairment loss for the quarter ended September 30, 2011, above) triggered an additional “step one” goodwill impairment analysis. Because Post’s carrying value was determined to be in excess of its fair value in our step one analysis, we were required to perform “step two” of the impairment analysis to determine the amount of goodwill impairment to be recorded. The amount of the impairment is calculated by comparing the implied fair value of the goodwill to its carrying amount, which requires us to allocate the fair value determined in the step one analysis to the individual assets and liabilities of the business. Any remaining fair value would represent the implied fair value of goodwill on the testing date. Based on the step two analysis, we recorded a pre-tax, non-cash impairment charge of $364.8 million to reduce the carrying value of goodwill.

As of September 30, 2011, after consideration of the impairment discussed above, we had a revised goodwill balance of $1,429.2 million. For the calculation of fair value of our business, we assumed future revenue growth rates ranging from 0.6% to 3.3% with a long-term (terminal) growth rate of 3% and applied a discount rate of 8.5% to cash flows. Revenue growth assumptions (along with profitability and cash flow assumptions) were based on historical trends for the reporting unit and management’s expectations for future growth. The discount rate was based on industry market data of similar companies, and included factors such as the weighted average cost of capital, internal rate of return, and weighted average return on assets. For the market approach, we used a weighted average multiple of 10.0 and 8.5 times projected fiscal 2012 and 2013 EBITDA, respectively, and a multiple of 2.4 and 2.0 times projected fiscal 2012 and 2013 revenue, respectively, based on industry market data. An unfavorable change in forecasted operating results and cash flows, an increase in discount rates based on changes in cost of capital (interest rates, etc.), or a decline in industry market EBITDA and revenue multiples may reduce the estimated fair value below the new carrying value and would likely result in the recognition of an additional goodwill impairment loss. Holding all other assumptions constant, if the net sales growth rate for all future years had been one-quarter percentage point lower or the discount rate had been one-quarter percentage point higher, the goodwill impairment charge at September 30, 2011 would have been $76 million to $122 million higher, or if the EBITDA multiple for 2012 and 2013 had been 0.5 times lower or if the revenue multiple for 2012 and 2013 had been 0.2 times lower, the impairment would have been $15 million to $24 million higher.

As noted above, assessing the fair value of goodwill for our business includes, among other things, making key assumptions for estimating future cash flows and appropriate industry market multiples (both EBITDA and revenue). These assumptions are subject to a high degree of judgment and complexity. We make every effort to estimate future cash flows as accurately as possible with the information available at the time the forecast is developed. However, changes in the assumptions and estimates may affect the estimated fair value of goodwill, and could result in additional impairment charges in future periods. Factors that have the potential to create variances in the estimated fair value of goodwill include but are not limited to (i) fluctuations in forecasted sales volumes, which can be driven by multiple external factors affecting demand, including macroeconomic factors, competitive dynamics in the ready-to-eat cereal category, and changes in consumer preferences, (ii) consumer responsiveness to our promotional and advertising activities; (iii) product costs, particularly commodities such as wheat, corn, rice, sugar, nuts, oats, corrugated packaging and diesel, and other production costs which could negatively impact profitability; (iv) interest rate fluctuations and the overall impact of these changes on the appropriate discount rate; and (v) changes in industry and market multiples of EBITDA and revenue.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recoverability of Assets — Post continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles, and goodwill. An assessment of indefinite life assets (including goodwill and brand trademarks) is performed during the fourth quarter in conjunction with the annual forecasting process. In addition, intangible assets are reassessed as needed when information becomes available that is believed to negatively impact the fair market value of an asset. In general, an asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount. The Company estimates the fair value of its trademarks (intangible asset) using an income-based approach (the relief-from-royalty method).

In September 2011, a trademark impairment loss of $106.6 was recognized primarily related to the Post Honey Bunches of Oats, Post Selects, and Post trademarks in the Branded Cereal Products segment. Based upon a preliminary review of the Post business conducted by the newly appointed Post management team in October, sales declines in the fourth quarter and continuing into October, and weakness in the branded ready-to-eat cereal category and the broader economy, management determined that additional strategic steps were needed to stabilize the business and the competitive position of its brands. The impact of these steps is the reduction of expected net sales growth rates and profitability of certain brands in the near term, thereby resulting in the trademark impairment. In June 2011, a trademark impairment loss of $32.1 million was recognized related to the Post Shredded Wheat and Grape-Nuts trademarks based on reassessments triggered by the announced separation of Post from Ralcorp. The trademark impairment was due to reductions in anticipated future sales as a result of competition, lack of consumer response to advertising and promotions for these brands, and further reallocations of advertising and promotion expenditures to higher-return brands. These factors, particularly the lower than expected revenues during 2011 and further declines in market share, led us to lower royalty rates for both the Shredded Wheat and Grape-Nuts brands as well as further reduce future sales growth rates, resulting in a partial impairment of both brands.

In the fourth quarter of fiscal 2010, a trademark impairment loss of $19.4 million was recognized related to the Post Shredded Wheat and Grape-Nuts trademarks. The trademark impairment was due to a reallocation of advertising and promotion expenditures to higher-return brands and reductions in anticipated sales-growth rates based on the annual forecasting process completed in the fourth quarter.

These fair value measurements fell within Level 3 of the fair value hierarchy as described in Note 11. The trademark and goodwill impairment losses are reported in “Impairment of goodwill and other intangible assets.” See Note 4 for information about goodwill impairments.

Note 4 – Goodwill

The changes in the carrying amount of goodwill are noted in the following table.

Balance, September 30, 2009	$1,794.5
Purchase price allocation adjustment	(.6)
Currency translation adjustment	.2

Balance, September 30, 2010	$1,794.1
Impairment	(364.8)
Currency translation adjustment	(.1)

Balance, September 30, 2011	$1,429.2

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. In the fourth quarter of fiscal 2011, Post early adopted ASU No. 2011-8 “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” The Company conducts a goodwill impairment qualitative assessment during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment qualitative assessment requires an assessment to determine if it is more likely than not that the fair value of the business is less than its carrying amount. If adverse qualitative trends are identified that could negatively impact the fair value of the business, a “step one” goodwill impairment test is performed. The “step one” goodwill impairment test requires an estimate of the fair value of the business and certain assets and liabilities. The estimated fair value was determined using a combined income and market approach with a greater weighting on the income approach (75% of the calculation). The income approach is based on discounted future cash flows and requires significant assumptions, including estimates regarding future revenue, profitability, and capital requirements. The market approach (25% of the calculation) is based on a market multiple (revenue and EBITDA, which stands for earnings before interest, income taxes, depreciation, and amortization) and requires an estimate of appropriate multiples for each reporting unit based on market data.

During the fourth fiscal quarter of 2011, the Company conducted an impairment test. In late September and October 2011, a new management team was named at Post (including William Stiritz as Chief Executive Officer, Robert Vitale as Chief Financial Officer, and James Holbrook as Executive Vice President of Marketing) in advance of the anticipated spin-off of the business from Ralcorp. The new management team conducted an extensive business review during this time. Based upon the review of the Post business conducted by the newly appointed Post management team in October 2011, sales declines in the fourth quarter and continuing into October, and weakness in the branded ready-to-eat cereal category and the broader economy, management determined that additional strategic steps were needed to stabilize the business and the competitive position of its brands. As a result of the revised business outlook of the new Post management team, a “step one” goodwill impairment analysis was performed. Because Post’s carrying value was determined to be in excess of its fair value in the step one analysis, the Company was required to perform “step two” of the impairment analysis to determine the amount of goodwill impairment to be recorded. The amount of the impairment is calculated by comparing the implied fair value of the goodwill to its carrying amount, which requires the allocation of the fair value determined in the step one analysis to the individual assets and liabilities of the reporting unit. Any remaining fair value represents the implied fair value of goodwill on the testing date. Based on the step two analysis, Post recorded a pre-tax, non-cash impairment charge of $364.8 million to reduce the carrying value of goodwill to its estimated fair value. Estimated fair values of the reporting unit and its identifiable net assets were determined based on the results of a combination of valuation techniques including EBITDA and revenue multiples and expected present value of future cash flows using revised forecasts based on the additional strategic steps that new Post management determined were necessary for the business.

These fair value measurements fell within Level 3 of the fair value hierarchy as described in Note 11. The goodwill impairment losses are aggregated with trademark impairment losses in “Impairment of goodwill and other intangible assets.”

Exhibit B-4

Note 2 Summary of Significant Accounting Policies

Derivative Financial Instruments and Hedging — Post participates in Ralcorp’s derivative financial instrument and hedging program which addresses Ralcorp’s company-wide risks, but did not hold any derivative financial instruments of its own during the periods presented. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction (and it meets all other requirements under Topic 815 of the Accounting Standards Codification). Certain of Ralcorp’s commodity-related derivatives do not meet the criteria for cash flow hedge accounting or simply are not designated as hedging instruments; nonetheless, they are used to manage the future cost of raw materials and are economic hedges. Changes in the fair value of such derivatives, to the extent they relate to Post, are recognized immediately in the Post statement of earnings. Earnings impacts for all hedges are reported in the statement of earnings within the same line item as the gain or loss on the item or transaction being hedged. Since the hedging activities relate to operations, related cash flows are included in the statement of cash flows in cash flows from operating activities. For a cash flow hedge of an anticipated transaction, the ineffective portion of the change in fair value of the derivative is recorded in earnings as incurred, whereas the effective portion is deferred in accumulated other comprehensive income (loss) in Ralcorp’s balance sheet until the transaction is realized, at which time any deferred hedging gains or losses, to the extent they relate to Post, are recorded in Post’s earnings through an adjustment to the net investment of Ralcorp. For more information about hedging activities, see Note 10.

Note 10 — Derivative Financial Instruments and Hedging

In the ordinary course of business, Post is exposed to commodity price risks relating to the acquisition of raw materials and supplies, interest rate risks relating to debt, and foreign currency exchange rate risks relating to its foreign subsidiaries. Authorized individuals within Ralcorp manage these risks on a Ralcorp-wide basis and may utilize derivative financial instruments, including (but not limited to) futures contracts, option contracts, forward contracts and swaps, to manage certain of these exposures by hedging when it is practical to do so. Ralcorp is not permitted to engage in speculative or leveraged transactions and will not hold or issue financial instruments for trading purposes.

As of June 30, 2011, Post’s participation in Ralcorp’s derivative instrument program consisted of commodity contracts (options, futures, and swaps) used as cash flow or economic hedges on ingredient purchases. The fair value of the derivative instruments have not been reflected in Post’s balance sheet because Post is not legally a party to the underlying derivative instruments and because there are no significant instruments that are allocable only to Post. As of June 30, 2011, the amount of Ralcorp’s derivative liability that was related to Post was approximately $[    ] million. The effects of Post’s participation in Ralcorp’s derivative instrument program on the statements of earnings for the nine months ended June 30, 2011 and 2010 (unaudited) and fiscal years 2010 and 2009 were losses of $8.3, $.7, $.9, and $5.0, respectively, all of which are included in “Cost of goods sold.”